Exhibit 3.2

ARTICLES OF AMENDMENT TO

THE BYLAWS OF

THE PEOPLES HOLDING COMPANY

Pursuant to the provisions of Section 79-4-10.20 of the Mississippi Business Corporation Act and in accordance with the Bylaws of The Peoples Holding Company, the Board of Directors hereby adopts the following Articles of Amendment to the Bylaws of The Peoples Holding Company:

ONE: All references in the Bylaws to “The Peoples Holding Company” shall be amended to read “Renasant Corporation.”